CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commodity-Linked Notes Linked to the S&P GSCI® Precious Metals Index Total Return, due November 20, 2012	20	$100,000	$2,000,000	$229.20

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 770 (To Prospectus dated April 20, 2009, Series L Prospectus Supplement dated April 21, 2009, and Product Supplement CLN-2 dated December 29, 2009) November 1, 2011	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

Commodity-Linked Notes Linked to the S&P GSCI® Precious Metals Index Total Return, due November 20, 2012

Issuer:	Bank of America Corporation

Pricing Date:	November 1, 2011

Issue Date:	November 8, 2011

Stated Maturity Date:	November 20, 2012

Aggregate Principal Amount:	$2,000,000

Underlying Index:	The S&P GSCI® Precious Metals Index Total Return (Bloomberg symbol: “SPGCPMTR”)

Starting Value:	2,254.883

Ending Value:	The closing level of the Underlying Index on the Valuation Date. If it is determined that the scheduled Valuation Date is not an Index Business Day, or if a Market Disruption Event occurs on the scheduled Valuation Date, the Ending Value will be determined as more fully described beginning on page S-27 of product supplement CLN-2.

Leverage Factor:	3

Investor Fee:	The greater of (a) the fixed percentage of 0.00% and (b) a percentage equal to 0.30% per annum, as described beginning on page S-18 of product supplement CLN-2 under “Description of the Notes—Payment at Maturity.”

Treasury Rate Charge:	Applicable

Interest Rate Basis:	LIBOR

Designated Maturity:	One Month

Interest Reset Dates:	The 20th of each calendar month, commencing on December 20, 2011.

Interest Payment Dates:	Unless the Notes are redeemed on an earlier date, interest will be payable only at maturity.

Spread:	Plus 50 basis points

Initial Optional Redemption Date:	November 8, 2011

Upper Mandatory Redemption Trigger Level:	Not Applicable

Lower Mandatory Redemption Trigger Level:	85% of the Starting Value

NPV Factor:	Not Applicable

Bear Note:	No

Calculation Agent:	Merrill Lynch Commodities, Inc.

Listing:	No listing on any securities exchange.

CUSIP:	06048WJD3

	Per Note	Total
Public Offering Price(1)	$100,000	$2,000,000
Underwriting Discount	$0	$0

Proceeds, before expenses, to Bank of America Corporation	$100,000	$2,000,000

(1)	Plus accrued interest from November 8, 2011, if settlement occurs after that date.

The Notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The Notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the Notes should consider the information in “Risk Factors” beginning on page S-8 of the product supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this tem sheet, the product supplement, the prospectus supplement, or the prospectus. Any representation to the contrary is a criminal offense.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account. We will deliver the Notes in book-entry form only through The Depository Trust Company on or about November 8, 2011 against payment in immediately available funds.

Bank of America Merrill Lynch

Selling Agent

THE UNDERLYING INDEX

The Underlying Index is a sub-index of the S&P GSCI® Index Total Return and measures the performance of an investment in certain precious metals-related futures contracts over time. The Underlying Index is currently comprised of futures contracts on two precious metal-related physical commodities: gold and silver (the “Index Commodities”). The Underlying Index is calculated using the same methodology as the S&P GSCI® Index Total Return. However, the Underlying Index only references the Index Commodities and their respective weightings in the Underlying Index.

The S&P GSCI® Index Total Return reflects the returns of the S&P GSCI® Index Excess Return and interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI® Index. See “The Underlying Indices—S&P GSCITM” beginning on page S-39 of product supplement CLN-2 for information about the Underlying Index. Standard &Poor’s Financial Services LLC (“S&P”) has no obligation to continue to publish, and may discontinue publication of, the Underlying Index. The consequences of S&P discontinuing publication of the Underlying Index are discussed in the section of product supplement CLN-2 entitled “Description of the Notes—Discontinuance of an Underlying Index” beginning on page S-28. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Underlying Index or any successor index.

HISTORICAL INFORMATION

The following graph sets forth the daily historical performance of the Underlying Index in the period from January 2006 through October 2011. This historical data on the Underlying Index is not necessarily indicative of the future performance of the Underlying Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Underlying Index during any period set forth below is not an indication that the level of the Underlying Index is more or less likely to increase or decrease at any time over the term of the Notes. On the pricing date, the closing level of the Underlying Index was 2,254.883.

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VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to Bank of America Corporation, when the Notes offered by this pricing supplement, the product supplement, the prospectus supplement and the prospectus, have been completed and executed by Bank of America Corporation, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this pricing supplement, the product supplement, the prospectus supplement and the prospectus, such Notes will be legal, valid and binding obligations of Bank of America Corporation, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

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